Exhibit 12.1    Statement re:  Computation of Ratios



                              First Hawaiian, Inc. and Subsidiaries
               Computation of Consolidated Ratios of Earnings to Fixed Charges

                                                Six Months
                                                   Ended                           Year Ended
                                                 June 30,                          December 31,
                                                ----------  ---------------------------------------------------------
                                                   1997        1996        1995        1994        1993        1992
                                                 ---------   ---------   ---------   ---------   ---------   ---------
                                                                        (dollars in thousands)

Income before income taxes and cumulative        $ 62,498    $115,834    $122,138    $111,501    $119,105    $127,880
  effect of a change in accounting principle     --------    --------    --------    --------    --------    --------

Fixed charges:<F1>

   Interest expense . . . . . . . . . . . . .     126,677     252,795     265,297     179,688     163,541     217,693
   Rental expense . . . . . . . . . . . . . .       5,379       4,932       4,600       5,355       4,013       5,801
                                                  -------     -------     -------     -------     -------     -------
                                                  132,056     257,727     269,897     185,043     167,554     223,494
Less interest on deposits . . . . . . . . . .      95,813     182,402     176,048     120,289     129,719     186,725
                                                  -------     -------     -------     -------     -------     -------
   Net fixed charges . . . . . . . . . . . . . .   36,243      75,325      93,849      64,754      37,835      36,769
                                                  -------     -------     -------     -------     -------     -------
   Earnings, excluding
     interest on deposits . . . . . . . . . .    $ 98,741    $191,159    $215,987    $176,255    $156,940    $164,649
                                                 ========    ========    ========    ========    ========    ========
   Earnings, including
    interest on deposits  . . . . . . . . . .    $194,554    $373,561    $392,035    $296,544    $286,659    $351,374
                                                 ========    ========    ========    ========    ========    ========

Ratio of earnings to fixed charges:

   Excluding interest on deposits . . . . . .        2.72x       2.54x       2.30x       2.72x       4.15x       4.48x

   Including interest on deposits . . . . . .        1.47x       1.45x       1.45x       1.60x       1.71x       1.57x

<F1> For purposes of computing the above ratios, earnings represent income before income taxes and cumulative effect of a change in accounting principle plus fixed charges.  Fixed charges, excluding interest on deposits, include interest
     (other than on deposits), whether expensed or capitalized, and that portion of rental expense (generally one third)
     deemed representative of the interest factor.  Fixed charges, including interest on deposits, include all interest, whether expensed or capitalized, and that portion of rental expense (generally one third) deemed representative of the interest factor.

     The Corporation did not have any preferred stock outstanding during the periods shown above.
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